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                       United Test and Assembly Center Ltd
                            5, Serangoon North Ave 5
                                Singapore 554916



March 20, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attn:  Mr. Geoffrey Edwards,
       Division of Corporation Finance

Re:    United Test and Assembly Center Ltd
       (formerly United Test and Assembly Center (S) Pte Ltd.)
       Registration Statement on Form F-1
       Confidentially Submitted April 25, 2000 and Publicly Filed on September 28, 2000

Dear Mr. Edwards:

     Given current market conditions, we have decided not to proceed with a public offering in the United States at this time. No securities were sold in our previously proposed registered offering.

     Please accept this letter as our application for withdrawal of the above-noted Registration Statement under Rule 477.

     Please contact our counsel, Michael Sturrock of Latham & Watkins (Singapore) should you have any questions or comments with respect to this application.



                                        Yours truly,



                                        Yeo Mui Sung
                                        Vice President and CFO


cc:  Michael Sturrock, Latham & Watkins